FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the International Convention Centre, Birmingham, UK today, the following speeches were given by Group Chairman, Mark Tucker; Group Chief Executive, John Flint; and Chair of the Group Remuneration Committee, Pauline van der Meer Mohr.

Group Chairman, Mark Tucker, said:

Ladies and gentlemen, good morning and a warm welcome to the 2019 Annual General Meeting for HSBC Holdings plc.

I am particularly pleased to see that so many shareholders have joined us here in Birmingham.

HSBC's ties with Birmingham date back 183 years to when the Birmingham and Midland Banking Company first opened its doors for business.

Between 1836 and 1898 the Midland Bank held AGMs at a number of different venues across the city.

These included a purpose-built head office which opened in 1869.

The building still stands on New Street and it remains a local landmark; it now houses the Apple Store.

In 2018, we reached a significant new milestone with the opening of HSBC UK, our ring-fenced bank here in the city.

HSBC is pleased to reaffirm its commitment to Birmingham by holding this meeting here today.

Turning to the formal business of the meeting, I will ask John Flint to provide his perspective on 2018 in a few minutes but let me first provide some reflections of my own.

Our 2018 results demonstrated both the underlying health of the business and the potential of the strategy John announced in June last year.

Despite a particularly challenging external environment in the fourth quarter of 2018, all of our Global Businesses delivered increased profits in 2018 and higher returns on tangible equity year-on-year.

Overall the Group delivered higher reported and adjusted profit before tax.

This allowed the Board to approve a fourth interim dividend of US$0.21 bringing the total dividend for 2018 to US$0.51.

I completely understand how important the dividend is to our shareholders so let me reiterate our policy to sustain the dividend at its current level for the foreseeable future.

I would also like to remind you that by declaring interim dividends, which has been our practice for a number of years, we can ensure you benefit from that dividend sooner than would be the case if we had to seek approval at general meetings.

With regard to the Board, there have been a number of changes since our last meeting.

I would like to welcome José Antonio Meade who joined the Board as an independent non-executive Director on 1 March.

Pepe brings a wealth of experience gained across a number of key policy areas and his background and knowledge of Latin America will be of great assistance and value to HSBC.

I would also like to welcome Ewen Stevenson following his appointment as Group Chief Financial Officer replacing Iain Mackay.

Ewen brings extensive international experience and a strong and proven track-record as a chief financial officer.

I would also like to thank Jon Symonds for agreeing to become Deputy Group Chairman.

Finally, we have announced that Jonathan Evans will retire and will therefore not be seeking re-election today.

I am very grateful to both Iain and Jonathan for their important and valuable contributions to HSBC - Iain as Group Finance Director and Jonathan latterly as chair of the Financial System Vulnerabilities Committee.

Following Jonathan's retirement, the number of directors on the Board will reduce from 17 a year ago to 14 today.

This means that subject to the election and re-election of Directors today, your Board will comprise a non-executive Chairman, three executive Directors and 10 independent non-executive Directors.

Our focus remains on creating clearer and stronger lines of accountability and authority, and sharpening the Board's oversight of performance and progress against the new strategy.

Looking at the current environment, the global economy is much less predictable now than it was a year ago.

Global growth is slowing, largely as a result of weakness in Europe although the economic outlook is also softer in the US and in Asia.

The system of global trade remains subject to political pressure and differences between China and the US are likely to continue to inform sentiment through the rest of 2019.

We hope that the ongoing dialogue between Washington and Beijing has a positive outcome.

In the meantime, we are focused on helping our customers to navigate the present uncertainties and make the most of the opportunities that unquestionably exist.

Some of these opportunities stem from initiatives underway to lower barriers to trade.

The Comprehensive and Progressive Agreement for Trans-Pacific Partnership, the EU's landmark bilateral agreements with Japan and Singapore, and the potential US-Mexico-Canada agreement provide important counterweights that could give impetus to international trade in the year ahead.

They also underline that support for the values of openness and co-operation which have been present throughout the very long history of commerce across the world remains in place.

The structural and financial reforms underway across Asia will continue to support economic development in that region.

The National People's Congress last month outlined a series of further steps that China will take to liberalise its financial markets.

And while forming part of China's response to changing external conditions, they are also part of the much longer process of gradual reform and opening up that has transformed the Chinese economy and created opportunities for domestic and international customers and investors.

The US economy and the influence of the Federal Reserve remain central to global sentiment.

We expect policymakers to adopt a more cautious stance through the rest of 2019.

Finally, many of our UK customers are understandably cautious about the immediate future given the uncertainty surrounding Brexit, uncertainty which seems likely to continue for some time!

We continue to monitor events closely and plan accordingly across our European operations to ensure that the service we provide to our customers is not affected.

While there are undoubtedly more risks to global economic growth than this time last year, we remain alert and continue to model and anticipate a wide range of scenarios as part of our risk management.

Our strong balance sheet, revenue base and footprint equip us to evaluate these risks, allocate resources appropriately and, most importantly, enable us to help our customers navigate their own paths.

Enabling our people to do their jobs to the best of their ability is an essential part of our capacity to support our customers.

John will explain how helping our people to fulfil their potential is one of management's strategic priorities.

This is also a priority for the Board and for me personally, because it is so important to our present and future success.

John and his management team have the Board's full support in working to realise this ambition.

Before I hand over to John, let me make three points about the formal business ahead of us.

First, we are using a new approach to voting at today's meeting.

In a change from our usual process, voting on all resolutions set out in the 2019 Notice of Meeting will be opened after the opening speeches and before we start taking your questions.

What this means is that you may cast your votes whenever suits you during the hour or so of Q&A.

Voting will then be closed after we have taken your questions and I will announce the headline results based on the total number of votes cast before the meeting and here in person today before we close.

Some of you will be familiar with this approach, which has been used at other FTSE100 company AGMs.

I will explain the voting process in more detail before I open the voting.

Second, resolution 3 concerns the new Directors' remuneration policy.

At the 2016 AGM, shareholders overwhelmingly approved our remuneration policy which has been in force since that time but which expires today at the end of its three-year term.

Accordingly, as set out in the Directors' remuneration report on pages 172 to 205 of the Annual Report and Accounts, the Group Remuneration Committee is recommending your approval of a new Directors' remuneration policy.

After John's opening remarks, the Chair of the Group Remuneration Committee, Pauline van der Meer Mohr will set out the key points of the policy and developments since the policy was published.

Third, resolution 17 concerns the 'State Deduction' from the pensions paid to former Midland Bank employees.

While we appreciate the Midland Clawback Campaign Group for their constructive engagement with Ian Stuart, Chief Executive of HSBC UK, we cannot support this resolution and we recommend that shareholders vote against it.

We understand this issue is very important, and that many of the people involved devoted substantial portions of their working lives to Midland Bank and then HSBC.

We have given it a significant amount of time and consideration and have listened carefully to the points raised by the Campaign Group as well as those made by MPs on behalf of their constituents.

But we must be fair and equitable to all remaining 140,000 members of the UK pension scheme, more than half of whom are defined contribution members, and not just to those final salary members who would benefit if the State Deduction ceased.

Before we decided not to support the resolution, we carefully reviewed our position and took advice from external legal counsel after which the Board concluded that this resolution is not in the best interests of all shareholders.

We have therefore recommended that shareholders vote against resolution 17.

We have set out our reasoning very clearly in Appendix 4 on page 36 of the Notice of Meeting.

I would like to end by thanking the Board, John and each of the 235,000 people who work for HSBC.

In my first full year as Group Chairman, I have been enormously impressed by the work ethic, commitment, dedication and talent of our people.

I am very grateful to each of them for the excellent work that they do in service of the bank, our customers and each other.

Our challenge and shared purpose is to build on that good work through the rest of 2019 and beyond.

I have every confidence we can do so.

Group Chief Executive, John Flint, said:

Let me add my thanks to you for joining us here in Birmingham.

As Mark said, Birmingham has played an important role in HSBC's past.

We also believe it can be just as significant to HSBC's future.

Last year, we opened the new headquarters for HSBC UK, our ring-fenced bank, in Birmingham

We are confident that Birmingham can help HSBC to grow, and that we in turn can help Birmingham to write the next chapter of its story.

As Mark signalled, HSBC delivered a good set of results in 2018.

We grew revenue in our four global businesses, which in turn helped deliver reported profit before tax of US$19.9bn, up 16% on the prior year.

Adjusted profit before tax was US$21.7bn, an increase of 3%.

Return on tangible equity was 8.6%, up significantly on the 6.8% delivered in the prior year.

This is a good first step towards achieving our overall return on tangible equity target of over 11% by 2020.

Adjusted jaws was negative for 2018, which means that costs grew at a faster rate than revenue.

Adjusted costs were broadly as we expected for the full year, but adjusted revenue fell short due to market weakness in the fourth quarter.

Positive jaws remains an important discipline, and we remain committed to achieving this target in 2019.

Our common equity tier one ratio of 14% was lower than at the same point in 2017, due mainly to adverse foreign exchange movements and the impact of increased lending.

We returned a total of US$2bn to shareholders through share buy-backs in 2018, reflecting our desire to neutralise the impact of scrip dividends over the medium term.

We remain committed to this policy and to maintaining a broadly stable share count over the medium term, subject to regulatory approval.

The eight strategic priorities that I announced last June were important factors in our 2018 results.

While our plan targets clear financial outcomes, it has our customers at its centre.

We want to bring more of HSBC to more people and to serve them in the best possible way.

I am encouraged by our progress so far.

We are growing customer numbers and capturing market share in our scale markets and from our international network.

International client revenue was up 7% on the prior year, and we made a strong start in accelerating growth from our Asian franchise.

Overall adjusted revenue in Asia was up by 11% on the prior year - with double-digit growth in Hong Kong, mainland China and the Pearl River Delta.

We have improved our capital efficiency, and although our US business is short of where we want it to be, it is moving in the right direction.

Our investment in technology is making our business simpler, safer, and easier for our customers to use.

We are already seeing results, with around 45% of retail customers now using our digital channels, which also account for more than 30% of sales.

In Commercial Banking, we have halved the time it takes to onboard new clients.

And here in the UK, we launched our Connected Money app to enable customers to view balances and transactions from all of their UK bank accounts, including those with other providers, in one place.

We also established our UK ring-fenced bank and grew our UK customer base in 2018.

Finally we are committed to creating stronger, healthier relationships with all of our stakeholders.

Earlier this week we published our latest ESG update - the fourth we have produced - showing both the progress we have made, and the areas where we need to do better.

How we support all 235,000 people who work for HSBC is one area where I am proud of the work we are doing, but eager to do more.

In my first year in this role, I started a conversation throughout the bank about how we help our people be the best version of themselves.

This is part of a broader ambition to create what we call the healthiest human system in our industry.

The early signs are positive.

In 2018, 66% of our employees said they would recommend HSBC as a great place to work, up from 64% the previous year.

While this demonstrates an improvement in a relatively short space of time, it also shows that there is still further room for improvement.

This work will continue throughout 2019 and beyond.

And if we are successful - and I am confident that we will be - then we should materially improve all aspects of HSBC's performance, including delivering our strategy and financial targets.

So we have taken the first steps in getting HSBC back to growth.

But as Mark explained, the economic outlook has softened since our June 2018 strategy update, and even since the third quarter of 2018.

Let me build on what Mark said by adding three points.

First, the increased uncertainty and risk in the global economy today relates mainly to the UK economy, continuing global trade tensions and the future path of interest rates.

This is yet to translate into higher credit losses, but that could change if the global economy deteriorates.

Second, we remain committed to the targets that we outlined in June last year.

We will be proactive in managing costs and investment to meet any risks to revenue growth, but we will not take short-term decisions that harm the long-term interests of the business.

We also have a business that is diversified, resilient and well-placed to navigate the risks inherent in today's world.

Third, the long-term drivers of revenue growth remain sound.

The reforms that Mark mentioned will, in our view, ensure continued robust growth in China.

The Greater Bay Area has become the centrepiece of China's economic development and integration programme.

The region has a combined population of around 70 million people and a combined GDP of US$1.5tn, which is expected to triple in size by 2030.

Our work to build a scalable business in the Pearl River Delta means we are well positioned to make a significant contribution to that.

As barriers to trade increase in some parts of the world, they are falling rapidly in others, most notably Asia.

And we're at the heart of financing the low-carbon transition, which will be one of the biggest drivers of global investment this century.

So HSBC is in a good position.

The strategy is working, I'm encouraged by our progress and I'm confident for the year ahead.

We remain focused on growing returns, meeting our return on tangible equity target by 2020 and creating value for you, our loyal shareholders.

Chair of the Group Remuneration Committee, Pauline van der Meer Mohr, said:

I would like to begin by thanking shareholders on behalf of the Committee for the constructive dialogue I have had with many of you over the last 12 months.

Your willingness to engage and provide feedback has been of considerable value in helping us formulate the new remuneration policy, which we believe meets both your requirements and expectations.

We are asking you to approve two remuneration-related resolutions today.

Resolution 2 covers the 2018 Directors' remuneration report setting out the actual remuneration awarded to Directors, as detailed on pages 184 to 205 of the Annual Report and Accounts.

The approval and implementation of our current policy has received strong support from shareholders in prior years. I would like to thank shareholders for that and hope that you see fit to support how it was implemented for 2018.

Resolution 3 covers the new Directors' remuneration policy for the next three years, as set out on pages 175 to 184 of the Annual Report.

I would like to set out some of the highlights of the new policy, and also touch on the recent announcement regarding the pension allowance paid to the executive directors. This represents a development on the information included in the Annual Report and Accounts.

The Committee undertook an extensive review of the policy with three key objectives in mind: the new policy should be simple and transparent; it should maintain a strong alignment between executive rewards and the interests of our stakeholders with a focus on long-term performance; and it should be competitive to ensure we can retain and attract talent.

We need to be mindful of the fact that we are Europe's largest bank, and that our obligation as a Committee is to be cognisant of what we pay our executives within the global talent market.

As our current policy structure meets these objectives and received strong shareholder support, we have only proposed minor changes to the policy

The changes include using a simplified long-term incentive scorecard, with fewer measures and a substantial proportion of the scorecard weighted towards our headline financial measures, such as return on tangible equity.

The governance simplification initiatives led by Mark, with the support of the Board, have inevitably resulted in an increase in the time commitment required by the remaining directors.

Those initiatives, along with the support provided by the Board for HSBC's ambitious agenda, means the expected time commitment for a director serving on two committees is now 75 days, for Committee Chairs is now 100 days, and for the Risk Committee Chair is now 150 days.

We are therefore proposing an increase in fees for our non-executive Directors to reflect this significant additional commitment. The last increase was in January 2017 and overall the total cost in 2019 will be broadly in line with 2018.

As you will be aware, we have also been monitoring recent developments in respect of the pension allowances paid to executive Directors, since our consultation with shareholders last year and the finalisation of the Directors' Remuneration Report.

Although the further detailed guidance from the Investment Association on executive Director pension contribution levels was only published in January this year, we have to acknowledge that sentiment on this specific issue has shifted considerably.

Given all of this, and having listened carefully to our stakeholders, the Committee has now clarified that for any new executive Director, the cash in lieu of pension allowance will reduce from 30 per cent to 10 per cent of base salary.

While the pension allowance paid to current executive Directors is governed by contractual arrangements, the three executive Directors have also listened and reflected, and feel it is appropriate that their allowance is reduced to 10 per cent of salary, with effect from 1 April 2019.

The Committee has acted quickly on a complex issue after listening to feedback from shareholders and advisory bodies, and I hope you will agree that this is the right thing for the business, for our employees and for our shareholders.

I would, therefore, encourage you to approve both these resolutions and would be happy to take your questions when the Chairman allows.

Media enquiries to:

Gillian James                          Tel: +44 (0)20 7992 0516

Investor enquiries to:

Richard O'Connor                    Tel: +44 (0)20 7991 6590

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,558bn at 31 December 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 12 April 2019